SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Merriman Curhan Ford Group, Inc.
_____________________________________________________________________________
(NAME OF ISSUER)

                                                    Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

590418109
_____________________________________________________________________________
(CUSIP NUMBER)

Richard Gilden
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2010
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 590418109	13D/A
1		NAME OF REPORTING PERSONS Andrew Arno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,790,696(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,790,696(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,696(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON IN
(1)

Issuable upon conversion of 1,895,348 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 1,895,348 shares of Common Stock.  This aggregate amount beneficially owned by Mr. Arno includes (i) 145,348 shares of Series D Convertible Preferred Stock and warrants to purchase 145,348 shares of Common Stock held by each of MJA Investments LLC and JBA Investments LLC and (ii) 209,302 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 209,302 shares of Common Stock held by an individual retirement account on behalf of Mr. Arno.  Mr. Arno serves as investment advisor to each of MJA Investments LLC and JBA Investments LLC and disclaims all beneficial ownership of the securities held by each of those entities.

CUSIP No. 590418109	13D/A
1		NAME OF REPORTING PERSONS Michael E. Marrus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,464(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,860,464(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,464(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN
(2)	Issuable upon conversion of 930,232 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 930,232 shares of Common Stock.

CUSIP No. 590418109	13D/A

1		NAME OF REPORTING PERSONS Mark Green
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,790(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,162,790(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,790(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN
(3)	Issuable upon conversion of 581,395 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 581,395 shares of Common Stock.

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Andrew Arno, Michael E. Marrus, Thomas I. Unterberg (“Mr. Unterberg”) and Mark Green on September 22, 2009 (the “Statement”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Merriman Curhan Ford Group, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 1 shall be deemed to amend and restate in their entirety Items 2, 3, 5 and 7.  The primary purpose of amending the Schedule 13D is to remove Mr. Unterberg as a reporting person since Mr. Unterberg ceased to be a member of the group as a result of his resignation as a Senior Advisor of the Issuer as of November 30, 2009.  As of such date, Mr. Unterberg ceased to have any role with respect to the management of the Issuer.

Item 2.	Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)           This Statement is filed by:

(i)	Andrew Arno (“Mr. Arno”);

(ii)	Michael E. Marrus (“Mr. Marrus”);

(iii)	Mark Green (“Mr. Green”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)    The business address of Mr. Arno is 126 E. 56th Street, 26th Floor, New York, New York 10022.  The business address of Mr. Green is 135 East 57th Street, 24th Floor, New York, New York 10022. The address of Mr. Marrus’ residence is 755 Park Avenue, New York, New York 10021.

(c)    Each of the Reporting Persons are employed by the Issuer in various capacities and Mr. Arno is a member of the board of directors of the Issuer.  Mr. Arno currently serves as Vice Chairman of the Issuer and Messrs. Marrus and Green are Managing Directors of the Issuer.

(d)-(e)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Arno and Mr. Marrus are citizens of the United States.  Mr. Green is a citizen of the United Kingdom and Israel.

Item 3.	Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

Mr. Arno expended $815,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Arno, JBA Investments LLC and MJA Investments LLC.  Mr. Arno serves as investment advisor to each of MJA Investments LLC and LBA Investments LLC and disclaims all beneficial ownership of the securities held by each of those entities.

Mr. Marrus expended $400,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Marrus.

Mr. Green expended $250,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of Mr. Green.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,824,294 shares of common stock outstanding on March 15, 2010, which is the total number of shares of Common Stock reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

As of the date hereof, Mr. Arno beneficially owns 3,790,696 shares of Common Stock of the Issuer, issuable upon conversion of 1,895,346 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 1,895,346 shares of Common Stock.  This aggregate amount beneficially owned by Mr. Arno includes (i) 145,348 shares of Series D Convertible Preferred Stock and warrants to purchase 145,348 shares of Common Stock held by each of MJA Investments LLC and JBA Investments LLC and (ii) 209,302 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 209,302 shares of Common Stock held by an individual retirement account for the benefit of Mr. Arno. Mr. Arno’s beneficial ownership constitutes approximately 22.8% of the Common Stock outstanding.  Mr. Arno serves as investment advisor to each of MJA Investments LLC and JBA Investments LLC and disclaims all beneficial ownership of the securities held by each of those entities.

As of the date hereof, Mr. Marrus beneficially owns 1,860,464 shares of Common Stock of the Issuer, issuable upon conversion of 930,232 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 930,232 shares of Common Stock.  Mr. Marrus’ beneficial ownership constitutes 12.7% of the Common Stock outstanding.

As of the date hereof, Mr. Green beneficially owns 1,162,790 shares of Common Stock of the Issuer, issuable upon conversion of 581,395 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 581,395 shares of Common Stock.  Mr. Green’s beneficial ownership constitutes 8.3% of the Common Stock outstanding.

Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person, in each case, except to the extent of such Reporting Person’s pecuniary interest therein.

(b)           Each of the Reporting Persons has sole (and not shared) voting and dispositive power of the shares of Common Stock reported as beneficially owned by such person.

(c)           Except as reported herein, the Reporting Persons have not effected any transactions in the Issuer's securities.

(d)           Not Applicable.

(e)   Not Applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated to read as follows:

Exhibit 1.	Joint filing agreement by and among the Reporting Persons dated May 24, 2010.

Exhibit 2.	Series D Preferred Stock Purchase Agreement dated as of August 27, 2009, by and among the Issuer and the persons and entities listed on the Schedule of Investors attached thereto.

Exhibit 3.	Certificate of Designation of Series D Convertible Preferred Stock of the Issuer.

Exhibit 4.	Form of Issuer Common Stock Purchase Warrant.

Exhibit 5.	Investors’ Rights Agreement dated as of August 27, 2009, by and among the Issuer, and the persons and entities listed on Exhibit A and Exhibit B thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2010

/s/ Andrew Arno
Andrew Arno

/s/ Michael E. Marrus
Michael E. Marrus

/s/ Mark Green
Mark Green